UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                             -----------------------

                           Priceline.com Incorporated
                                (Name of Issuer)

                    Common Stock, par value $0.008 per share
                         (Title of Class of Securities)

                                    741503106
                                 (CUSIP Number)

                                 William E. Ford
                    c/o General Atlantic Service Corporation
                                3 Pickwick Plaza
                          Greenwich, Connecticut 06830
                            Tel. No.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             -----------------------

                                 August 17, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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741503106                                                     Page 2 of 11 Pages
---------                                                     ------------------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          General Atlantic Partners, LLC

2         Check the Appropriate Box if a Member of a Group                (a)[X]
          (See Instructions)                                              (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Delaware

                                7         Sole Voting Power

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        25,491,834
             WITH
                                9         Sole Dispositive Power

                                          -0-

                                10        Shared Dispositive Power

                                          25,491,834

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          25,491,834

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          17.5%

14        Type of Reporting Person (See Instructions)

          OO

741503106                                                     Page 3 of 11 Pages
---------                                                     ------------------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          General Atlantic Partners 48, L.P.

2         Check the Appropriate Box if a Member of a Group                (a)[X]
          (See Instructions)                                              (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Delaware

                                7         Sole Voting Power

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        25,491,834
             WITH
                                9         Sole Dispositive Power

                                          -0-

                                10        Shared Dispositive Power

                                          25,491,834

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          25,491,834

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          17.5%

14        Type of Reporting Person (See Instructions)

          PN

741503106                                                     Page 4 of 11 Pages
---------                                                     ------------------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          General Atlantic Partners 50, L.P.

2         Check the Appropriate Box if a Member of a Group                (a)[X]
          (See Instructions)                                              (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          New York

                                7         Sole Voting Power

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        25,491,834
             WITH
                                9         Sole Dispositive Power

                                          -0-

                                10        Shared Dispositive Power

                                          25,491,834

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          25,491,834

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          17.5%

14        Type of Reporting Person (See Instructions)

          PN

741503106                                                     Page 5 of 11 Pages
---------                                                     ------------------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          GAP Coinvestment Partners, L.P.

2         Check the Appropriate Box if a Member of a Group                (a)[X]
          (See Instructions)                                              (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          New York

                                7         Sole Voting Power

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        25,491,834
             WITH
                                9         Sole Dispositive Power

                                          -0-

                                10        Shared Dispositive Power

                                          25,491,834

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          25,491,834

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          17.5%

14        Type of Reporting Person (See Instructions)

          PN

741503106                                                     Page 6 of 11 Pages
---------                                                     ------------------

                         AMENDMENT NO. 1 TO SCHEDULE 13D


         This Amendment No. 1 to Schedule 13D (this "Amendment") is filed by the undersigned to amend and supplement the Schedule 13D, dated as of April 1, 1999, with respect to the shares of common stock, par value $ 0.008 per share (the "Common Stock"), of Priceline.com Incorporated a Delaware Corporation (the "Company").

         Item 1. Security and Issuer.

         The title of the class of equity securities of Priceline.com Incorporated, a Delaware corporation (the "Company"), to which this amendment relates is the Company's Common Stock, par value $0.008 per share (the "Common Stock"). The address of the principal executive office of the Company is Five High Ridge Park, Stamford, Connecticut 06905.

         Item 2. Identity and Background.

         This amendment is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. The members of the group are General Atlantic Partners, LLC, a Delaware limited liability company ("GAP"), General Atlantic Partners 48, L.P., a
Delaware limited partnership ("GAP 48"), General Atlantic Partners 50, L.P., a Delaware limited partnership ("GAP 50"), and GAP Coinvestment Partners, L.P., a New York limited partnership ("GAPCO" and, collectively with GAP, GAP 48 and GAP 50, the "Reporting Persons"), all of which are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The general partner of each of GAP 48 and GAP 50 is GAP.
The
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741503106                                                     Page 7 of 11 Pages
---------                                                     ------------------

managing members of GAP are Steven A. Denning, Peter L. Bloom, J. Michael Cline, William E. Ford, William O. Grabe, David C. Hodgson and Franchon M. Smithson (collectively, the "GAP Managing Members"). The GAP Managing Members are also the general partners of GAPCO. The business address of each of the GAP Managing Members is 3 Pickwick Plaza, Greenwich, Connecticut 06830, and the present principal occupation or employment of each of the GAP Managing Members is as a managing member of GAP. Each of the GAP Managing Members is a citizen of the United States.

         None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

         Item 3. Source and Amount of Funds or Other Consideration.

         Not applicable.

         Item 4. Purpose of Transaction.

         GAPCO acquired the shares of Common Stock for investment purposes and the Reporting Persons hold shares of Common Stock for investment purposes. From time to time the Reporting Persons may acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock owned by them. None of the Reporting Persons have any other plans which relate to or would result in any of the items listed in paragraphs (a) through (j) of Item 4.

741503106                                                     Page 8 of 11 Pages
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         Item 5. Interest in Securities of the Issuer.

         Item 5 is hereby amended and restated in its entirety as follows:

                  (a) As of the date hereof, GAP, GAP 48, GAP 50 and GAPCO each own of record no shares of Common Stock, 18,398,937 shares of Common Stock, 1,466,111 shares of Common Stock and 5,626,786 shares of Common Stock, respectively, or 0%, 12.6%, 1.0% and 3.9%, respectively, of the Company's issued and outstanding shares of Common Stock.

                  By virtue of the fact that the GAP Managing Members are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO, and that GAP is the general partner of GAP 48 and GAP 50, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each owns of record. Accordingly, as of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 25,491,834 shares of Common Stock or 17.5% of the Company's issued and outstanding shares of Common Stock.

                  (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 25,491,834 shares of Common Stock that may be deemed to be owned beneficially by each of them.

                  (c) On August 17, 1999, in a secondary offering of shares of Common Stock by the Company, GAP 48 sold an aggregate of 518,600 shares of Common Stock, at a price per share of $64.49, for an aggregate purchase price of $33,443,217.50. GAPCO sold an aggregate of 129,650 shares of Common Stock, at a price per share of $64.49, for an aggregate purchase price of $8,360,804.38. Also, on August 17, 1999, in connection with the exercise by the several underwriters of their overallotment option with

741503106                                                     Page 9 of 11 Pages
---------                                                     ------------------

respect to such secondary offering, GAP 48 sold an aggregate of 100,015 shares of Common Stock, at a price per share of $64.49, for an aggregate purchase price of $6,449,717.32. GAPCO also sold in connection with the overallotment option an aggregate of 25,004 shares of Common Stock, at a price per share of $64.49, for an aggregate purchase price of $1,612,445.45.

                  (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

                  (e) Not Applicable.

         Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Issuer.

         Unchanged.

         Item 7. Materials to be Filed as Exhibits.

                 Exhibit 1: Incorporate by reference the Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, filed as Exhibit 1 to the Schedule 13D, dated as of April 1, 1999.

                 Exhibit 2: Incorporate by reference the power of attorney
                            dated December 30, 1998 appointing Thomas J. Murphy Attorney-In-Fact for GAP, filed as Exhibit 2 to the
                            Schedule 13D dated as of April 1, 1999.

                 Exhibit 3: Incorporate by reference the power of attorney
                            dated December 30, 1998 appointing Thomas J. Murphy Attorney-In-Fact for GAPCO, filed as Exhibit 3 to the Schedule 13D dated as of April 1, 1999.

                 Exhibit 4: Incorporated by reference the form of
                            Underwriting Agreement among Priceline.com
                            Incorporated, General Atlantic Partners, LLC, General Atlantic Partners 48, L.P., General Atlantic Partners 50, L.P. and GAP

741503106                                                    Page 10 of 11 Pages
---------                                                    -------------------

                            Coinvestment Partners, L.P. certain underwriters named therein and certain other selling stockholders named therein filed as Exhibit 1.1 to the Company's S-1 Amendment No. 3 dated August 11, 1999 (Reg. No. 333-83513).

741503106                                                    Page 11 of 11 Pages
---------                                                    -------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of August 17, 1999.

                                        GENERAL ATLANTIC PARTNERS, LLC

                                        By: /s/ Thomas J. Murphy
                                        ------------------------
                                        Name:  Thomas J. Murphy
                                        Title: Attorney-In-Fact


                                        GENERAL ATLANTIC PARTNERS 48, L.P.

                                        By: General Atlantic Partners, LLC,
                                            Its general partner

                                        By: /s/ Thomas J. Murphy
                                        ------------------------
                                        Name:  Thomas J. Murphy
                                        Title: Attorney-In-Fact


                                        GENERAL ATLANTIC PARTNERS 50, L.P.

                                        By: General Atlantic Partners, LLC,
                                            Its general partner

                                        By: /s/ Thomas J. Murphy
                                        ------------------------
                                        Name:  Thomas J. Murphy
                                        Title: Attorney-In-Fact


                                        GAP COINVESTMENT PARTNERS, L.P.

                                        By: /s/ Thomas J. Murphy
                                        ------------------------
                                        Name:  Thomas J. Murphy
                                        Title: Attorney-In-Fact